                                                                    EXHIBIT 99.1

                          (GAINSCO COMPANIES NEWS LOGO)

                       GAINSCO REPORTS 1ST QUARTER RESULTS


         DALLAS, Texas, May 14, 2004 - GAINSCO, INC. (OTCBB: GNAC) today reported net income for the first quarter 2004 of approximately $1.1 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.8 million and the accrual of dividends on the redeemable preferred stock of approximately $0.2 million, net income applicable to common shareholders and net income per common share, basic and diluted, were approximately break-even. For the first quarter 2003, net income was approximately $0.1 million. After the accretion of the discount on the redeemable preferred stock of approximately $0.7 million and the accrual of dividends on the redeemable preferred stock of approximately $0.2 million, net loss applicable to common shareholders for the first quarter 2003 was approximately $0.8 million, or $0.04 per common share, basic and diluted. For all periods presented, the effects of common stock equivalents and convertible preferred stock are antidilutive. As a result, basic and diluted per share results are reported as the same number.

         "The Company's insurance business continued to produce profitable results this quarter due to the solid performance of our nonstandard personal automobile insurance business. We continued to exit the unprofitable commercial lines business through the ongoing process of settling and reducing our remaining inventory of commercial claims. Additionally, the Company is continuing to work on its significant capital structure issues," said Glenn W. Anderson, GAINSCO's president and chief executive officer.

         The Company's capital base at March 31, 2004 was approximately $46.2 million. This amount consisted of Shareholders' Equity of approximately $13.0 million and three series of Redeemable Preferred Stock, which are classified under generally accepted accounting principles ("GAAP") as mezzanine financing in the aggregate amount of approximately $33.2 million. At March 31, 2004, $6.6 million of unaccreted discount was included in Shareholders' Equity. Almost all of this unaccreted discount will be accreted from Shareholders' Equity to Redeemable Preferred Stock by January 1, 2006, the redemption date of the Series A Preferred Stock. At March 31, 2004, Shareholders' Equity per common share was approximately $0.62 (which includes unaccreted discount on Redeemable Preferred Stock of $0.31 per common share). Shareholders' Equity less such unaccreted discount was approximately $6.5 million or $0.31 per common share. The aggregate redemption value of the Preferred Stock was approximately $39.7 million ($37.6 million stated value plus accrued dividends of approximately $2.1 million) at March 31, 2004.

         On March 23, 2001, the Series A Preferred Stock was called for redemption so that on January 1, 2006 the Company will be obligated to pay $1,000 per share for 31,620 shares ($31.6 million) to the holder of the Series A Preferred Stock, subject to the conditions described below. The Company's obligation to redeem the Series A Preferred Stock generally is conditioned upon
(i) the redemption not contravening any credit or financing arrangement in excess of $3,000,000 and approval by at least one director nominated by the Series A Preferred Stock (no such indebtedness is now outstanding); (ii) the holder of the Series A Preferred Stock not receiving a purchase offer to purchase shares of the Series A


THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                                   --Page 2--


Preferred Stock prior to January 1, 2006 from a financially responsible unaffiliated third party for a price equal to or greater than the liquidation value of the Series A Preferred Stock; and (iii) the payment of the redemption price not contravening the provisions of Article 2.38 of the Texas Business Corporation Act (which generally prohibits the amount to be paid to the holder of the Series A Preferred Stock in respect of the redemption from exceeding the net assets of the Company or leaving the Company insolvent) or any other applicable federal and state laws. The Board of Directors is contractually obligated to use its best efforts to take such actions as will cause the redemption to not contravene Article 2.38 or other applicable law. To the extent that the Company is restricted from redeeming the Series A Preferred Stock because of the conditions described above, the Company will be obligated to pay quarterly an amount equal to 8% interest per annum on any unpaid balance. The Series B and C Preferred Stock becomes redeemable at the option of holders commencing March 23, 2007 for the aggregate liquidation amount of $6.0 million plus accrued dividends, subject to conditions similar to those applicable to the Series A Preferred Stock.

         The Company paid dividends aggregating $2.1 million on the Series B and C Preferred Stock on April 1, 2004, which brought dividends current to that point. From and after April 1, 2004, dividends accrue at the rate of 20% per annum, of which at least half must be paid quarterly (or at least $150,000 in the aggregate in respect of the Series B and Series C Preferred Stock).

         The Board of Directors has been focusing on the Company's obligations to the holders of the Preferred Stock, which are affiliates of three of the Company's eight directors, recognizing that the Company does not have, or expect that its operations will generate, sufficient funds to redeem the Series A Preferred on January 1, 2006. Also, the Board of Directors has considered how the need for capital to satisfy those obligations may limit the Company's ability to pursue opportunities to further expand the Company's nonstandard personal auto business. The interests of the holders of the Preferred Stock in assuring that these obligations are met in a timely manner may differ from those of other shareholders. As a result, the Board of Directors formed a Special Committee of independent directors to address the alternatives for providing for these obligations. The Special Committee first considered, with the assistance of the investment banking firm of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey"), proposals from holders of Preferred Stock for the recapitalization of the Company, including a proposal that would have involved an investment by two consultants and the President of the Company. No agreement was reached with the holders of the Preferred Stock, and all recapitalization proposals were withdrawn. The Board of Directors then expanded the mandate of the Special Committee to consider alternatives that might be available with unaffiliated third parties. The Special Committee has engaged Houlihan Lokey to advise it as to any alternatives that may be available to the Company. No prediction can be made at this time as to the outcome or length of this process.

         Combined statutory policyholders' surplus at the end of the first quarter 2004 was $38.2 million and compares to combined statutory policyholders' surplus at December 31, 2003 of $41.7 million. A dividend from statutory policyholders' surplus of a subsidiary of approximately $4.2 million was paid to the holding company on March 22, 2004. The combined statutory policyholders' surplus at the end of the first quarter 2004 does not include approximately $1.6 million of after-tax, unrealized capital gains that existed in the statutory bond portfolios.


THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                                   --Page 3--


         The Company's net unpaid claims and claims adjustment expenses at March 31, 2004 were $68.3 million, compared to approximately $76.6 million at December 31, 2003. These balances do not include the beneficial effect of ceded reserves to a reinsurer under a reserve reinsurance cover agreement in the amount of approximately $10.6 million at March 31, 2004, and approximately $13.8 million at December 31, 2003 (the balances of which are included in Reinsurance Balances Receivable). The principal components of the net reduction in the reserve balances from December 31, 2003 to March 31, 2004 are the settlement of claims in the normal course of business and favorable development in 2004 for nonstandard personal auto and commercial lines estimated ultimate liabilities. As of March 31, 2004, 442 commercial claims remained, compared to 525 at December 31, 2003 and 850 at March 31, 2003.

         The combined ratio under GAAP for the first quarter of 2004 was 94.8%, compared to a combined ratio of 119.0% for the 2003 first quarter, in each case including both the commercial lines business from which the Company is exiting and the continuing personal lines business. The GAAP claims and claims adjustment expenses ratio for the 2004 first quarter was 64.2%, compared with 86.1% for the first quarter of 2003. The GAAP expense ratio for the first quarter 2004 was 30.6%, compared to 32.9% for the 2003 first quarter.

         In April 2004, A.M. Best Company ("A.M. Best") announced a rating assignment of "B-" (Fair) with a stable outlook for the Company's two insurance company subsidiaries (the "Group"). The current rating is unchanged from the previous rating. According to A.M. Best, a "B- rating is assigned to companies that have a fair ability to meet their current obligations to policyholders, but are financially vulnerable to adverse changes in underwriting and economic conditions." A.M. Best has cautioned the Company that before any positive movement in the rating can be considered for the Group, the Company will need to show that: 1) current loss ratio selections on the nonstandard auto book of business will hold over a longer period of time, including the new states into which the Company is diversifying; and 2) the capital structure issues at the parent company are resolved.

         GAINSCO, INC. is a Dallas, Texas-based holding company. The Company's nonstandard personal automobile insurance products are distributed primarily through retail agents in Florida, Texas and Arizona. Its primary insurance subsidiaries are General Agents Insurance Company of America, Inc. and MGA Insurance Company, Inc.

         Statements made in this release that are qualified with words such as "continuing to work," "expect," "may," "will be," "will," etc., are forward-looking statements. Investors are cautioned that important factors, representing certain risks and uncertainties, could cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, (a) the Company's ability to effectively adjust and settle remaining claims associated with its exit from the commercial insurance business, (b) heightened competition from existing competitors and new competitor entrants into the Company's markets, (c) the extent to which market conditions firm up, the acceptance of higher prices in the market place and the Company's ability to realize and sustain higher rates,
(d) the Company's ability to successfully expand operations to new states, (e) contraction of the markets for the Company's business, (f) factors considered by A.M. Best in its rating of the Company and acceptability of the Company's current or future A.M. Best rating to its end markets, (g) the Company's ability to meet its obligations in respect of its Series A, B and C Redeemable Preferred Stock, (h) the ongoing level of claims and claims-related expenses and the


THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                                   --Page 4--


adequacy of claim reserves, (i) the outcome of pending litigation, (j) the effectiveness of investment strategies implemented by the Company's investment manager, (k) continued justification of recoverability of goodwill in the future, (l) the availability of reinsurance and the ability to collect reinsurance recoverables, including amounts that may become recoverable from insurers with less than A.M. Best "Secure" ratings, (m) the Company's ability to invest in new endeavors that are successful, (n) the limitation on the Company's ability to use net operating loss carryforwards as a result of constraints caused by ownership changes within the meaning of Internal Revenue Code Section 382, (o) the ability of the Company to realize contingent acquisition payments in connection with its sale of the management contract controlling GAINSCO County Mutual Insurance Company, which was prejudiced by legislation passed in the session of the Texas Legislature ended June 2, 2003, and (p) general economic conditions, including fluctuations in interest rates. In addition, the actual emergence of losses and loss expenses may vary, perhaps materially, from the Company's estimate thereof, because (a) estimates of loss and loss expense liabilities are subject to large potential errors of estimation as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes, subsequent damage to property, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (b) estimates of losses do not make provision for extraordinary future emergence of new classes of losses or types of losses not sufficiently represented in the Company's historical data base or which are not yet quantifiable, and (c) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate course of future events. A forward-looking statement is relevant only as of the date the statement is made and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which the statement was made. Please refer to the Company's recent SEC filings for further information regarding factors that could affect the Company's results.

                                     --END--

[The GAINSCO, INC. and Subsidiaries Consolidated Statements of Operations for the three months ended March 31, 2004 and March 31, 2003 follow.]

RELEASE DATE:              Friday, May 14, 2004 - FOR IMMEDIATE RELEASE
COMPANY CONTACTS:          Scott A. Marek, Asst. Vice President-Investor
                           Relations 214.647.0427
                           Richard M. Buxton, Senior Vice President 214.647.0428
                           Email address: ir@gainsco.com
                           Website:  www.gainsco.com


THE GAINSCO COMPANIES

1445 Ross Avenue, Suite 5300 Dallas, Texas 75202
214.647.0415 Fax 214.647.0430

                         GAINSCO, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                                       Three months ended
                                                                            March 31
                                                                 -------------------------------
                                                                     2004               2003
                                                                 ------------       ------------
Gross premiums written                                           $     10,936              9,049
                                                                 ============       ============
Net premiums written                                             $     10,886              9,045
                                                                 ============       ============

Net premiums earned                                              $      8,500              8,690
Net investment income                                                     608                845
Realized gains                                                            386                751
Other income                                                            1,070              1,357
                                                                 ------------       ------------
Total revenues                                                         10,564             11,643

Claims & CAE incurred                                                   5,460              7,483
Commissions                                                             1,489              1,046
Change in deferred acquisition costs                                     (353)                 7
Interest expense                                                            0                 53
Underwriting and operating expenses                                     2,917              2,984
                                                                 ------------       ------------

   Income before Federal income tax benefit                             1,051                 70
Federal income tax benefit                                                 (8)                 0
                                                                 ------------       ------------
   Net income                                                    $      1,059                 70
                                                                 ============       ============
   Net income (loss) available to common shareholders            $          6               (829)
                                                                 ============       ============

INCOME (LOSS) PER COMMON SHARE, BASIC AND DILUTED:
     NET INCOME (LOSS) PER COMMON SHARE *                        $       0.00              (0.04)
                                                                 ============       ============

GAAP RATIOS:
    Claim & CAE Ratio                                                    64.2%              86.1%
    Expense Ratio                                                        30.6%              32.9%
                                                                 ------------       ------------
    Combined Ratio                                                       94.8%             119.0%
                                                                 ============       ============


* The effects of common stock equivalents and convertible preferred stock are antidilutive. As a result, basic loss per share and diluted loss per share are reported as the same number.